FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

(Unaudited – prepared by management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – prepared by management)

(Expressed in Canadian Dollars)

	September 30, 2010	December 31, 2009 (audited)

ASSETS

Current
Cash and cash equivalents	$ 2,343,947	$ 3,118,960
Receivables and prepaids	13,309	22,203
Tax recoverable	7,493	9,753
Marketable securities (Note 3)	81,000	-

	2,445,749	3,150,916

Equipment (Note 4)	2,494	3,218
Reclamation bonds (Note 5)	61,983	28,356
Mineral properties (Note 5)	2,550,535	2,142,513

	$ 5,060,761	$ 5,325,003

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 112,422	$ 57,459

Share capital (Note 7)
Authorized: Unlimited number of voting common shares without par value Unlimited number of preferred shares without par value
Issued and Outstanding: 21,699,230 common shares (Dec. 31, 2009: 21,699,230)	13,003,168	13,003,168
Share purchase warrants (Note 7)	288,562	288,562
Contributed surplus (Note 7)	1,458,599	1,393,485
Deficit	(9,801,990)	(9,417,671)

	4,948,339	5,267,544

	$ 5,060,761	$ 5,325,003

Nature of operations (Note 1)

Commitments (Note 4)

Approved by the Directors:

“Paul John”	Director	“Stuart Rogers”	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited -- Prepared by Management)
(Expressed In Canadian Dollars)
	For the three months ended September 30, 2010	For the three months ended September 30, 2009	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009

EXPENSES
Amortization	$ 241	$ 386	$ 723	$ 1,158
Consulting	18,964	4,910	44,159	41,601
Consulting – stock based compensation (Note 7)	5,509	23,719	65,114	23,719
Management fees (Note 6)	30,000	30,000	90,000	90,000
Office and general	10,895	8,519	26,346	17,633
Part X11.6 tax	-	-	-	23,079
Professional fees	16,990	19,340	67,353	64,505
Transfer agent, filing fees and shareholder relations	29,846	49,899	122,710	111,853
Travel and related costs	2,664	3,087	17,663	12,438

Loss before other items and income taxes	(115,109)	(139,860)	(434,068)	(385,986)

OTHER ITEMS
Interest income	5,500	11,168	18,856	87,028
Gain on mineral property option payments received	-	-	39,893	-
Unrealized gain (loss) on marketable securities	21,000	-	(9,000)	-
Write-off of mineral properties (Note 5)	-	(503,437)	-	(869,884)

	26,500	(492,269)	49,749	(782,856)

Loss and comprehensive loss for the period	(88,609)	(632,129)	(384,319)	(1,168,842)

Deficit, beginning of period	(9,713,381)	(5,293,579)	(9,417,671)	(4,756,866)

Deficit, end of period	$ (9,801,990)	$ (5,925,708)	$ (9,801,990)	$ (5,925,708)

Basic and diluted loss per common share	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.05)

Weighted average number of common shares outstanding	21,699,230	21,684,555	21,699,230	21,661,134

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited – prepared by management)

(Expressed in Canadian Dollars)

	For the three months ended September 30, 2010	For the three months ended September 30, 2009	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (88,609)	$ (632,129)	$ (384,319)	$ (1,168,842)
Items not affecting cash:
Amortization	241	386	723	1,158
Gain on mineral property option payments received	-	-	39,893	-
Stock-based compensation	5,509	23,719	65,114	23,719
Unrealized loss on marketable securities	(21,000)	-	9,000	-
Write-off of mineral properties	-	503,436	-	869,884

Changes in non-cash working capital items:
Decrease in receivables and prepaids	22,907	166,232	8,894	83,039
(Increase) decrease in taxes recoverable	(4,329)	(1,683)	2,260	9,190
(Decrease) increase in accounts payable and accrued liabilities	60,322	38,376	54,964	(82,864)

Net cash provided (used) in operating activities	(24,959)	98,337	(203,471)	(264,716)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	-	(5,148)
Reclamation bond	(14,500)	-	(33,627)	-
Mineral properties and exploration costs	(181,278)	(233,932)	(636,649)	(431,904)
Mineral property option payment received	-	-	98,734	-

Net cash used in investing activities	(195,778)	(233,932)	(571,542)	(437,052)

Decrease in cash during the period	(220,737)	(135,595)	(775,013)	(701,768)

Cash and cash equivalents, beginning of period	2,564,684	3,811,188	3,118,960	4,377,361

Cash and cash equivalents, end of period	$ 2,343,947	$ 3,675,593	$ 2,343,947	$ 3,675,593

Supplementary Cash Flow Disclosure (Note 8)

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. (“Max” or the “Company”) on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of its properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for fiscal 2010.

The Company’s ability to continue as a going concern will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for financial statements.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives of assets for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates which are readily convertible to contracted amounts of cash without penalty.  Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At September 30, 2010, the Company had cash equivalents comprised of term deposits issued by major financial institutions in the aggregate amount of $2,200,000 (December 31, 2009 - $3,000,000) and bearing interest at a rate of 1.00% per annum until maturity in 2011.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 30% per annum.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the period in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs based on estimates in accordance with current legislation and industry practices.  Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Stock-based compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value method.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the EIC 146, future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Income taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

Loss per share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Comprehensive income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; accounts payable are classified as other financial liabilities.

Net Smelter Royalties (“NSR”) are a form of derivative financial instrument.  The fair value of the Company’s right to purchase the NSR is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management. The Company does not engage in any form of derivative or hedging instruments.

Translation of foreign currency

The financial statements of the Company's integrated foreign subsidiary is translated into Canadian dollar equivalents using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from translation of foreign currency monetary assets and liabilities and transactions are included in earnings.

New accounting pronouncements not yet adopted

International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Business combinations – section 1582, consolidated financial statements – section 1601 and non-controlling interests – section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 3

.

MARKETABLE SECURITIES

During the nine months ended September 30, 2010, the Company received an option payment consisting of 600,000 shares of Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, as marketable securities and carries them at fair value (Note 2).  As at September 30, 2010, marketable securities consist of shares in publicly traded companies with an initial cost of $90,000 (December 31, 2009 - $Nil) and a fair value of $81,000 (December 31, 2009 - $Nil), which resulted in an unrealized loss on marketable securities of $9,000 (September 30, 2009 - $Nil) being recorded in the results of operations for the period.

NOTE 4

EQUIPMENT

		September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Equipment	$ 5,148	$ 2,654	$ 2,494	$ 5,148	$ 1,930	$ 3,218

NOTE 5.

MINERAL PROPERTIES

	Balance December 31, 2008	Additions (Recoveries)	Write-off	Balance December 31, 2009	Additions	Option Payments Received	Balance September 30, 2010
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ (1)	$ -	$ -	$ -	$ -
Gold Hill, Alaska	432,944	91,500	(524,444)	-	-	-	-
MacInnis Lake, NWT	1	-	(1)	-	-	-	-
C de Baca, NM	172,563	16,339	-	188,902	17,570	-	206,472
Diamond Peak, NV	48,737	1,370	-	50,107	134,463	(148,841)	35,729
Nustar Claims, AZ	497,948	-	(497,948)	-	-	-	-
Ravin, NV	116,043	60,560	-	176,603	7,835	-	184,438
East Manhattan, NV	105,451	45,888	-	151,339	13,071	-	164,410
Howell, BC	27,500	10,000	-	37,500	-	-	37,500
Crowsnest, BC	-	8,817	-	8,817	-	-	8,817
Indata, BC	22,500	-	(22,500)	-	-	-	-
Table Top, NV	-	30,318	-	30,318	40,402	-	70,720
	1,423,688	264,792	(1,044,894)	643,586	213,341	(148,841)	708,086
Exploration costs:
Gold Hill, Alaska	2,509,579	83,893	(2,593,472)	-	-	-	-
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Nustar Claims, AZ	4,096	1,392	(5,488)	-	-	-	-
Ravin, NV	486,418	17,930	-	504,348	639	-	504,987
East Manhattan, NV	9,658	53,448	-	63,106	27,177	-	90,283
Howell, BC	455,407	(17,606)	-	437,801	-	-	437,801
Crowsnest, BC	-	248,429	-	248,429	613	-	249,042
Indata, BC	338,478	5,470	(343,948)	-	-	-	-
Table Top, NV	-	9,647	-	9,647	293,875	-	303,522
Diamond Peak	-	-	-	-	21,218	-	21,218
	4,039,232	402,603	(2,942,908)	1,498,927	343,522	-	1,842,449

	$ 5,462,920	$667,395	(3,987,802)	$ 2,142,513	$ 556,863	$ (148,841)	$ 2,550,535

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim and during the year ended December 31, 2009, the Company elected to abandon the Target Claims and wrote-off the remaining $1 of acquisition costs to operations.

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares with a fair value of $47,000 and 100,000 warrants with a fair value of $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 with a fair value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

During the year ended December 31, 2009, the Company elected to abandon the Gold Hill property and wrote off $524,444 of acquisition costs and $2,593,472 of deferred exploration costs to operations during fiscal 2009.

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property and during the year ended December 31, 2009, the Company elected to abandon the MacInnis Lake property and wrote-off the remaining $1 of acquisition costs to operations.

C de Baca, New Mexico (“NM”), United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the nine months ended September 30, 2010, the Company did not incur exploration costs on the C de Baca project.

As at September 30, 2010, the BLM of New Mexico holds an $18,888 reclamation bond (December 31, 2009 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States (cont’d)

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011

   35,000 (U.S.)

May 9, 2012

   45,000 (U.S.)

Each anniversary thereafter for 4 years

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totalling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000.

During the nine months ended September 30, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company has incurred costs of $148,841 a gain on option payments received of $39,893 has been recorded in the current period.  In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the nine months ended September 30, 2010, the Company incurred consulting fees of $6,870 and field expenses of $14,348 on the Diamond Peak property.

As at September 30, 2010, the BLM of Nevada holds a $14,500 reclamation bond (December 31, 2009 - $Nil) from the Company to guarantee reclamation of the Diamond Peak property.

Nustar Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with Nustar Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock with a fair value of $1.21 per share totalling $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $113,822, which have been capitalized as acquisition costs.

During the year ended December 31, 2009, the Company elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Ravin Claims, Nevada, United States

On September 10, 2007, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the nine months ended September 30, 2010, the Company incurred consulting costs of $639 costs on the Ravin Claims.

As at September 30, 2010, the BLM of Nevada holds an $8,046 reclamation bond (December 31, 2009 - $8,046) from the Company to guarantee reclamation of the Ravin property.

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009 (paid), US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the nine months ended September 30, 2010, the Company incurred geological consulting costs of $20,134, drilling and assay costs of $5,202 and field expenses of $1,841 on the East Manhattan Project.

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 6), the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 (see below) and a further $650,000 by June 1, 2011.

On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing of the amended agreement), issuing 100,000 shares (of which 50,000 shares were issued on signing of the amended agreement at $0.125 per share for a total of $6,250, Note 6) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013. To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Howell and Crowsnest, British Columbia, Canada (continued)

During the nine months ended September 30, 2010, the Company did not incur exploration costs on the Howell property.

During the nine months ended September 30, 2010, the Company incurred geological consulting costs of $613 on the Crowsnest property:

In February 2010, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60% interest in the Indata Gold and Copper Project in North Central British Columbia.

In June 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (paid), US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the nine months ended September 30, 2010, the Company incurred the following explorations costs on the Table Top Property:

Geological consulting	$ 82,735
Drilling and assaying	191,037
Field expenses	20,103
$ 293,875

At September 30, 2010, the BLM of Nevada holds a $19,127 reclamation bond (December 31, 2009 - $Nil) from the Company to guarantee reclamation of the environment on the Table Top property.

NOTE 6.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2010, management fees of $90,000 (2009 - $90,000) were paid or accrued to a private company controlled by a director.  This transaction was measured at the exchange amount as agreed to by the related parties.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 7.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Share Purchase Warrants	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2008	21,649,230	$ 12,996,918	$ 288,562	$ 1,307,229
Shares issued for mineral property (Note 4)	50,000	6,250	-	-
Stock-based compensation	-	-	-	86,256

Balance at December 31, 2009	21,699,230	13,003,168	288,562	$ 1,393,485
Stock-based compensation	-	-	-	65,114

Balance at September 30, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599

Stock Options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company to a maximum of 4,309,846.  Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX-V and vesting terms are at the discretion of the board of directors.  The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer under the policies of the TSX -V.

On July 3, 2009, the Company granted stock options to a consultant entitling him to purchase 250,000 common shares at a price of $0.17 per share to July 3, 2011.  These options vested immediately.  The total fair value of $23,720 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.16% and an expected volatility of 140%.  The granting of these options resulted in a stock based compensation expense of $23,720 being recorded in fiscal 2009.

On October 19, 2009, the Company granted stock options to two consultants entitling them to purchase 250,000 common shares at a price of $0.40 per share to October 19, 2011.  Of these options, 200,000 vested immediately, and 50,000 options vest over a 1 year period.  The total fair value of $73,572 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.52% and an expected volatility of 123.5%.  The granting of these options resulted in a stock based compensation expense of $62,536 being recorded in fiscal 2009.  Subsequent to December 31, 2009, the 50,000 stock options were cancelled and the remaining $11,036 will never be recorded as the consultant ceased to provide services as of January 1, 2010.

On April 6, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to April 6, 2012.  These options vested immediately.  The total fair value of $7,230 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 149%.  The granting of these options resulted in a stock based compensation expense of $7,230 being recorded in fiscal 2010.

On April 12, 2010, the Company granted stock options to a consultant entitling him to purchase 250,000 common shares at a price of $0.40 per share to April 12, 2012.  These options vested immediately.  The total fair value of $52,375 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.86% and an expected volatility of 180%.  The granting of these options resulted in a stock based compensation expense of $52,375 being recorded in fiscal 2010.

On September 21, 2010, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $0.25 per share to September 21, 2012.  These options vested immediately.  The total fair value of $5,509 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.42% and an expected volatility of 105%.  The granting of these options resulted in a stock based compensation expense of $5,509 being recorded in fiscal 2010.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 7.

SHARE CAPITAL (Continued)

Stock Options

(Continued)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted average grant date fair value

Balance, December 31, 2008	1,850,000	$ 0.34	2.33 years
Options granted	500,000	0.29	2.00 years	$ 0.19
Options cancelled and expired	(125,000)	0.95	-

Balance, December 31, 2009	2,225,000	0.29	1.67 years
Options granted	350,000	0.36	2.00 years	$ 0.24
Options cancelled and expired	(50,000)	0.40	-

Balance, September 30, 2010	2,525,000	$ 0.30	1.01 years

Exercisable at September 30, 2020	2,525,000	$ 0.30	1.01 years

The following incentive stock options were outstanding at September 30, 2010:

Number of options outstanding	Exercise Price	Expiry Date
250,000	$0.17	July 3, 2011
1,150,000	0.35	August 1, 2011
200,000	0.40	October 19, 2011
575,000	0.17	October 31, 2011
50,000	0.25	April 6, 2012
250,000	0.40	April 12, 2012
50,000	0.25	September 21, 2012
2,525,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2008	250,000	$ 1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, December 31, 2009 and September 30, 2010	-	$ -	-

There were no warrants outstanding as at September 30, 2010.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 8.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2010	2009
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

During the nine months ended September 30, 2010, the Company received 600,000 common shares of Kokanee with a fair value of $90,000 on the option payment on the Diamond Peak property (Note 5).

There were no significant non-cash transactions during the nine months ended September 30, 2009.

NOTE 9.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2009
Interest income	$95,470	$-	$95,470
Amortization	$-	$1,930	$1,930
Stock-based compensation	$86,256	$-	$86,256
Net loss	$(982,129)	$(3,678,676)	$(4,660,805)
Additions to long-lived assets	$255,110	$417,433	$672,543
Identifiable assets	$3,883,462	$1,441,541	$5,325,003
December 31, 2008
Interest income	$273,890	$-	$273,890
Amortization	$-	$-	$-
Stock-based compensation	$451,965	$-	$451,965
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Additions to long-lived assets	$843,885	$2,217,016	$3,060,901
Identifiable assets	$5,331,055	$4,651,059	$9,982,114
December 31, 2007
Interest income	$222,290	$-	$222,290
Amortization	$-	$-	$-
Stock-based compensation	$570,388	$-	$570,388
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Additions to long-lived assets	$130,792	$1,531,933	$1,662,725
Identifiable assets	$8,345,733	$2,455,349	$10,801,082

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 10.

CAPITAL MANAGEMENT

The capital structure of the Company consists of common shares and working capital. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2009.

The Company is not subject to externally imposed capital restrictions.  There were no changes to its capital management approach in the year.

NOTE 11.

RISK MANAGEMENT

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings.  The Company manages credit risk by placing cash with reputable Canadian financial institutions and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended September 30, 2010

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three month period ended September 30, 2010.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 12, 2010.

During the period under review, the Company conducted core drilling at its Table Top gold project in Nevada and made preparations for exploration programs to be conducted at its East Manhattan Wash gold project and Diamond Peak gold/silver/zinc project during the fourth quarter.  A soil sampling program was conducted at Diamond Peak in September, 2010 in preparation for a core drilling program that will commence as soon as a drill rig becomes available.

Table Top Gold project, Humboldt County, Nevada

On August 31, 2009, the Company entered into an Option Agreement to acquire a 100 % interest in the Table Top claims in Humboldt County, Nevada  from  Energex LLC, a private Nevada corporation controlled by Clancy Wendt,  The property consists of  48 claims (960 acres) located 10 miles west of Winnemucca, Nevada, just off of Interstate 80.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc. (TSX, NYSE Amex: FRG) just 8 miles to the north and the Goldbanks gold occurrence located 37 miles to the south. All of these properties, including Table Top, are located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.   The claims staked by MAX now cover all prospective land available between Table Top and Sandman, where Newmont can earn a 60% interest by spending $23 Million on exploration and advancing the project to a production decision by June 2011.   Maps showing the Kings River Rift and the new claims staked by MAX are now available on our web site at www.maxresource.com.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, can contain gold with values as high as 15.5 ppm. Stibnite or stibnite casts can be found in the silica.

MAX has been able to obtain a nearly complete set of geophysical, geological and geochemical data from previous companies that worked on Table Top and land to the north.  During the 1980's Gold Fields, Meridian Minerals, Homestake, Santa Fe Mining and others conducted exploration on and around the Table Top property.  A limited exploration program by Goldfields consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 grams per tonne (“g/t”), gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine angle drill holes, which were wide-spaced (75-300 meters apart), contained little of significance. A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.   MAX tested this theory during drilling conducted in April, 2010.

On May 3 2010, MAX announced initial gold assays from Table Top.   Results were received for only those core intervals comprising the silicified breccia intersected during drilling that was reported on April 19th, 2010 and represent approximately 48 meters (“m”) of core from four holes which were assayed on a rush basis.  Results included drill hole MT 1 which returned 0.823 grams per tonne (“g/t”) gold over 4.6 meters, including 1.5 meters of 1.435 g/t gold.   Other significant results include 24.4 m of 0.473 g/t Au in hole MT 2, which includes 9.1 meters of 0.703 g/t Au.

Drilling was completed at Table Top in May 2010 with a total of 15 holes having been drilled for a total of 660 meters (2,156 feet).  Of fifteen holes drilled, ten intersected the mineralized structure and contained significant gold mineralization, including 27.4 meters of 0.467 g/t Au and 3 meters of 1.79 g/t gold.  The zone of mineralization continues for the entire length and is open to the northeast and southwest.  Gold mineralization also appears to increase in value as deeper zones are intersected.

In addition to the 15 holes completed at Table Top, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.

All significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	6.09	12.2	6.11	0.749
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	39.6	27.4	0.467
Including		27.4	35.0	7.6	0.760
MT 4	-45 degrees	16.7	22.8	6.1	0.614
Including		18.3	21.3	3.0	0.783
MT 5	-75 degrees	21.3	25.9	4.6	0.396
Including		24.4	25.9	1.5	0.794
MT 6	-60 degrees	16.8	21.3	4.5	0.545
Including		18.3	19.8	1.5	1.27
MT 7	- 75 degrees	22.9	24.4	1.5	0.734
MT 8	-45 degrees	10.7	18.3	7.6	0.664
Including		15.3	16.8	1.5	1.290
MT 9	- 75 degrees	28.9	30.4	1.5	0.451
MT 11	-45 degrees	18.3	19.8	1.5	0.558
MT 12	- 75 degrees	32.0	35.0	3.0	1.79
Including		32.0	33.5	1.5	2.562

Analysis was performed by Inspectorate America Corp, an ISO certified facility in Sparks, Nevada., using fire assay and multi-element (ICP-ES) techniques.  Standards and blanks were used for quality control of the samples.  A map showing the location of the trenches and drill holes completed at Table Top is available on our web site at www.maxresource.com.

The drill results at Table Top indicate that MAX may have found a potential mineralized feeder similar to a Carlin Type gold system.  Multi-element geochemical values of arsenic, antimony and mercury are all extremely elevated with respect to background; numerous 1.5 m intercepts exceed 100 ppm arsenic and antimony, with thallium values in excess of 10 ppm.   All of these elevated values are directly associated with elevated (in excess of 100 ppb and as high as 2,562 ppb) gold values.  Silver, tellurium, selenium and base metal values are all low.  Geologic interpretation indicates the zone is a 20 meter to 30 meter wide, northeast striking and southeast dipping structural zone.  Gold and associated trace element mineralization is associated in and surrounding a silicified breccia (jasperoid).   Low grade gold mineralization associated with high grade trace elements is often found to occur in Carlin style gold feeder systems, as have lamprophyre dikes that have also been identified in this zone.  Lamprophyres are often found in Carlin systems and are indicative of deep seated structures where high grade gold deposits have been found in the recent past at Carlin systems (such as Meikle and Deep Star).  MAX conducted a phase 2 drill program at Table Top in September to test these deep targets.

Two holes were drilled during the September drill program, one (MT-14) to 395 feet and the other (MT-15) to 1,064.5 feet, with the previously identified mineralized structures intersected in both drill holes and a third potentially mineralized zone identified.  Dikes and silicified structures were encountered along with visible stibnite crystals, pyrite and proto-graphite.  Significant carbon has been identified in these deeper levels along with dark brassy granular pyrite partially replacing bedding; the mineralization and core appear similar to that encountered around the Goldstrike Betze-Post mine operated by Barrick on the Carlin trend.  Besides the silicified structures, abundant and adjacent argilically altered zones were encountered along with dolomite alteration distal to argillized and decarbonatized zones. These drill holes have confirmed that the mineralization extends to depth and varies in dip from about 72o to 85o southeast.    Assay results are pending.

During the three months ended September 30, 2010, the Company incurred consulting fees of $23,911, field expenses of $2,611 and drilling and assay costs of $78,026 at Table Top.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan mining district.  Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

In March 2009, the Company announced the results of the first large (bulk) sample taken from the EMW claims. This bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May of 2009 at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and was open in all four directions.  Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

In early November 2009, MAX received the assays from additional soil sampling completed at EMW.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south, the “Southeast Extension”.

In September 2010 MAX completed additional soil sampling that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold.   While the total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size, the mineralized area is much larger but is covered by either overburden or alluvium.  The covered area will be tested by auger drilling to see how far below the surface the volcanic tuff extends.  A sampling permit has been received from the U.S. Forest Service and auger testing is scheduled for November.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.  An updated soil sampling map is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With this latest sample result we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, we plan to conduct an extensive auger drill program in November to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids taken in the coarse gold area (as seen in the previous bulk sample) were run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold. The other grid (different mineralization style) samples were fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements. All sample bags were labelled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

During the three months ended September 30, 2010, MAX spent $10,432 on geological consulting and $5,203 on drilling and assays at the EMW claims.

Diamond Peak gold-zinc Project, Nevada

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide.

In September 2010 MAX conducted an extensive soil sampling program at Diamond Peak.  A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag confirming the high silver zone in the southern part of the property and its continuation to the east.     Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 650 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.   Maps of the sampling locations for gold, silver and zinc at Diamond Peak are now available on our website at www.maxresource.com.

Drill permits have been received and roads and drill pads have been cleared at Diamond Peak, with drilling to begin as soon as the drill rig becomes available.

MAX’s drill program will follow up on:

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an outcrop sampled by MK Gold that contained 3.7 ounces of silver per ton, which has potential to host a Contact Replacement Deposit (“CRD”) and was never followed up on;

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the 11.6% zinc zone intercepted within 60 feet of surface by MK Gold in 1999;

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a zone of mineralization which contains anomalous zinc, lead, and silver; and

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extensive gold targets on the property and new claims acquired to the east that have been defined by the recent soil sampling program.

During the three months ended September 30, 2010, MAX spent $4,397 on geological consulting and $11,385 on exploration of the Diamond Peak claims.

Current Economic Conditions

During 2008, particularly in the fourth quarter, the ongoing global credit crisis and economic weakness made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  This trend continued through 2009.  MAX has taken precautions and implemented initiatives to preserve its cash reserves and currently has sufficient cash to meet all obligations during fiscal 2010.  MAX has several commitments in the future (this coming year and beyond) on its mineral properties and the Company may be forced to abandon and write-off these properties if the Company does not have the means to meet these commitments, or does not feel it is fiscally prudent to do so.  To conserve cash, MAX rationalized its property portfolio during 2009 by dropping exploration projects where the continued costs of maintaining and advancing these projects can not currently be justified due to low commodity price, lack of infrastructure and the resultant high exploration costs, or ongoing permitting difficulties.  These properties included the NUSTAR uranium project in Arizona, the MacInnis Lake uranium project in the Northwest Territories of Canada and the Gold Hill molybdenum project in Alaska.

The Company will continue to review its mineral property commitments as well as its capital position on an ongoing basis during fiscal 2010 and may abandon additional properties when obligations become due if exploration results are not encouraging or if management deems it necessary in order to maintain the long-term viability of the Company.

Results of Operations – Three months ended September 30, 2010

During the three months ended September 30, 2010, the Company incurred operating expenses of $115,109 as compared to operating expenses of $139,860 for the three months ended September 30, 2009.  The significant changes during the current period compared to the same period a year prior are as follows:

Consulting fees increased to $18,964 during the three months ended September 30, 2010 from the $4,910 incurred during the same period a year prior.  This was due to increased expenditures on mineral project review during the current period.

During the three months ended September 30, 2010, the Company incurred $5,509 of stock-based compensation, a non-cash expense on the granting of 50,000 stock options.  During the three months ended September 30, 2009, the Company incurred $23,719 of stock-based compensation on the granting of 250,000 stock options.

Office expenses increased to $10,895 during the three months ended September 30, 2010 from the $8,519 incurred during the same period a year prior due to increased expenditures for communications and office supplies.

Professional fees decreased to $16,990 during the three months ended September 30, 2010 from the $19,340 incurred during the prior year due to a decrease in legal costs.

Transfer agent and filing fees and investor relations expenses decreased to $29,846 during the three months ended September 30, 2010 from the $49,899 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period as compared to the same period in 2009.

During the three months ended September 30, 2010, the Company incurred travel costs of $2,664 for attendance at trade shows and project review.  This represents a decrease from the $3,087 incurred for travel expenses during the same period a year prior.

Interest income decreased to $5,500 during the three months ended September 30, 2010 from the $11,168 earned during the same period a year prior due primarily to a lower cash balance during the current period.

During the three months ended September 30, 2010, the Company recorded an unrealized gain of $21,000 on marketable securities.  This gain was a result of an increase in the fair market value of the marketable securities of Kokanee held by the Company.  There was no comparable gain during the same period a year prior.

During the three months ended September 30, 2009, the Company wrote off mineral property costs of $503,437 relating to costs incurred on the Nustar claims in Arizona.  The Company did not record any mineral property write-offs during the three months ended September 30, 2010.

As a result of the foregoing, the loss for the three months ended September 30, 2010 was $88,609 as compared to $632,129 for the three months ended September 30, 2009.

Summary of Quarterly Results

	Q3-10	Q2-10	Q1-10	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08
Other Items ($)	21,000	(19,894)	43,143	(3,109,475)	(492,269)	(329,562)	38,974	47,545
Loss ($)	(88,609)	(180,606)	(115,104)	(3,491,963)	(632,129)	(435,676)	(101,037)	(641,924)
Loss per Share($)	(0.01)	(0.02)	(0.00)	(0.17)	(0.03)	(0.01)	(0.01)	(0.02)

The loss for the fourth quarter of fiscal 2008 increased to $641,924 from the loss of $434,709 incurred during the third primarily due to the write-down of the MacInnis Lake property by $484,306 during the most recent period, offset by reductions in stock-based compensation expense (a non-cash item) as well as reductions in expenditures for advertising and investor relations consultants.

The loss for the first quarter of 2009 decreased to $101,037 from the loss of $641,924 incurred during the fourth quarter of fiscal 2008 as there was no write down of mineral properties or charges for stock-based compensation incurred during the current period, as well as reduced expenditures on investor relations activities.

The loss for the second quarter of 2009 increased to $435,676 from the loss of $101,037 incurred during the first quarter of 2009.  The increase in loss was primarily due to the write-off of acquisition and deferred exploration costs for the Indata project.

The loss for the third quarter of 2009 increased to $632,129 from the loss of $435,676 incurred during the second quarter of 2009.  The increase in loss was primarily due to the $503,437 write-off of acquisition and deferred exploration costs for the Nustar project, as discussed above.

The loss for the fourth quarter of 2009 increased to $3,491,963 from the loss of $632,129 incurred during the third quarter of 2009 primarily due to the $3,117,916 write-off of acquisition and deferred exploration costs for the Gold Hill property during the fourth quarter, as discussed above.

The loss for the first quarter of 2010 decreased to $115,104 from the loss of $3,491,963 incurred during the fourth quarter of fiscal 2009 as there was no write-down of mineral properties or charges for stock-based compensation incurred during the current period.  The loss was also reduced as the Company experienced a gain due to additional mineral property option payments received during the quarter.

The loss for the second quarter of 2010 increased to $180,606 from the loss of $115,104 incurred during the first quarter of fiscal 2010.  The increase in the loss was primarily due to stock-based compensation of $59,605, a non-cash expense on the granting of 300,000 incentive stock options.

The loss for the third quarter of 2010 decreased to $88,609 from the loss of $180,606 incurred during the second quarter of fiscal 2010.  The decrease in the loss was primarily due to a reduction in stock-based compensation expense, a non-cash expense.  During the second quarter of fiscal 2010, the Company incurred $59,605 of expense on the granting of 250,000 incentive stock options, while in the third quarter of fiscal 2010, the Company incurred only $5,509 of expense on the granting of 50,000 incentive stock options.  The Company also recorded an unrealized gain of $21,000 during the third quarter due to an increase in the market value of its marketable securities.

Liquidity and Solvency

At September 30, 2010, the Company had working capital of $2,327,827 and cash and cash equivalents on hand of $2,343,947.  This compares to working capital of $3,093,457 at December 31 2009, inclusive of cash and cash equivalents of $3,118,960.

The decrease in cash of $220,737 during the three months ended September 30, 2010 was due to cash spent on mineral properties of $181,278, cash spent on a reclamation bond of $14,500 and cash used in operating activities of $24,959.

As of the date of this report, MAX has approximately $2.2 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties through fiscal 2011 as well as its general and administrative expenses through the same period.  However, due to the current volatility in capital markets and depressed commodity prices, the management of MAX has taken steps to reduce its general and administrative costs, primarily through reductions in advertising and promotional expenses.   The resultant cost savings have been evident during the first three quarters of fiscal 2010 and will continue in subsequent periods as dictated by market conditions.  Management also plans to be selective in incurring exploration expenditures during the balance of the current year and 2011.

On February 9, 2010, the Company was informed that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C where the Company’s Crowsnest and Howell gold projects are located.  MAX was contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum, who initiated discussions with respect to the reimbursement of the Company’s expenditures at Howell and Crowsnest, which totalled $733,160 as of September 30, 2010.   Based on recent communication with representatives of the Ministry, the Company believes that this matter will be satisfactorily resolved in early 2011.

During the balance of fiscal 2010, MAX intends to focus its efforts and cash resources on exploration for gold at its three gold projects in Nevada, Table Top, East Manhattan Wash and Diamond Peak.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in the fourth quarter of fiscal 2010.

Business Combinations – Section 1582, Consolidated Financial Statements – Section 1601 and Non-Controlling Interests – Section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Related Party Transactions

During the three months ended September 30, 2010, the Company paid management fees of $30,000 (2009 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.  These transactions were measured at the exchange amount as agreed to by the related parties.

Capital Management

The capital structure of the Company consists of common shares and working capital. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2009.

The Company is not subject to externally imposed capital restrictions.  There were no changes to its capital management approach in the year.

Risk, Uncertainties and Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.  Other risks facing the Company include competition for mineral properties, environmental and insurance risks, fluctuations in metal prices, fluctuations in exchange rates, share price volatility and uncertainty of additional financing.

Risk Management

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings.  The Company manages credit risk by placing cash with reputable Canadian financial institutions and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, short term investments, receivables, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of November 12, 2010.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company has 21,699,230 common shares issued and outstanding as of November 12, 2010.  In addition, there are 2,525,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.40.  There are no share purchase warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  December 1, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director